Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement (No. 333-255009) of Tristar Acquisition I Corp. on Amendment No. 1 to Form S-1 of our report dated April 2, 2021, except for Notes 6 and 8, as to which the date is May 21, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Tristar Acquisition I Corp. as of March 19, 2021 and for the period from March 5, 2021 (inception) through March 19, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

Marcum LLP

Tampa, FL

May 21, 2021